U.S. Securities and Exchange Commission
February 28, 2007

March 20, 2007

Via EDGAR and Fax

Mr. Brad Skinner
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re: Optibase Ltd. (the "Company" or "Optibase")
Annual Report on Form 20-F for Fiscal Year Ended December 31, 2005 File No. 000-29992

Dear Mr. Skinner:

        This letter is submitted in response to the additional comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Annual Report on Form 20-F filed on April 12, 2006 (the “Annual Report”), as set forth in your letter dated January 23, 2007 to Mr. Tom Wyler (the “Comment Letter”).

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Annual Report.

        Comment No. 1.

        Tell us how your disclosures in Item 5 Operation and Financial Review and Prospects address your strategy of holding such a significant portion of your assets in investment securities. It appears that such disclosure is necessary for an understanding of your business and your plans for the prospective use of the investment funds. Refer to Items 5.B.1 and 5.B.2 of Form 20-F.

U.S. Securities and Exchange Commission
February 28, 2007

Response to Comment No. 1:

        We respectfully advise the Staff that we do not believe that additional disclosure regarding our holding assets in investment securities is necessary under Item 5 of the Form 20-F. This is because (i) we did not have a material long-term strategy of holding a significant portion of our assets in investment securities in 2005, and (ii) we respectfully submit that we complied fully with the requirements of Item 5 of Form 20-F.

(1)	We Did Not Have a Material Long-Term Strategy of Holding a Significant Portion of Our Assets in Investment Securities

        As noted by the Staff’s comment, we held a significant portion of our assets in investment securities in 2005. We did not, however, have a material long-term strategy of holding a significant portion of our assets in investment securities. As discussed throughout the Form 20-F, our primary business is the provision of high quality equipment for a wide range of professional video applications in the broadband IPTV, broadcast, government, enterprise and post-production markets.

        Over the past several years we have made investments in investment securities in order to preserve capital for investment in our business. This practice allows us to have capital readily available for research and development expenses that are necessary to keep our technology updated and to make strategic acquisitions of technology, assets or businesses to enhance our existing operations. In the next several years, we plan to use our capital to build a global marketing and sales infrastructure to market our expanding and improving product lines. These practices were not material to the 20-F, however, because neither our business nor our long-term strategy were materially dependent upon the performance of our investment securities in 2005 and because these general plans for using capital yielded no concrete action material enough to require disclosure in 2005.

        Since holding assets in investment securities was ancillary to our business, we do not believe that additional disclosure is necessary. We believe that the 2005 20-F completely and adequately provided investors with an understanding of our business. We submit that further disclosure regarding our investments only would place undue emphasis on matters that were neither material considerations for our executive officers in their day-to-day management of the company nor material considerations for investors evaluating our business. In this regard, it bears noting that we, as with many companies, have an investment policy, the contours of which were fully described in the 2005 Form 20-F. While we do not believe the existence or application of our investment policy constituted a strategy of holding a significant portion of our assets in investment securities, we believe that our disclosures regarding our investment policy provided investors with ample information regarding our investment policies.

(2)	Our Disclosures Responded Fully to the Requirements of Form 20-F

        In addition to the fact that holding assets in investment securities was not a material aspect of our business strategy for purposes of the 2005 20-F, we respectfully submit that no additional disclosures are necessary to comply with Items 5.B.1(a) and 5.B.1(b).

U.S. Securities and Exchange Commission
February 28, 2007

        Item 5.B.1(a)

        Item 5.B.1(a) requires an issuer to include in a Form 20-F a discussion of its “internal and external sources of liquidity and a brief discussion of any material unused sources of liquidity.” On page 46 of the 2005 Form 20-F, we identified the sources of liquidity (“We have funded our operations primarily through private and public sales of our equity securities, banks credit, research and development grants from, among others, the Commission of the European Union and the OCS, and through cash generated from our operations”) and identified material unused sources of liquidity (“As of December 31, 2005, we had cash, cash equivalents, long term investments and other financial investments net of $44.9 million”).

        Item 5.B.1(a) also requires an issuer to “include a statement by the company that, in its opinion, the working capital is sufficient for the company’s present requirements …” On page 47 of the Form 20-F, we complied with this requirement by including the following disclosure:

We believe that, considering the use of cash in our ongoing operations, together with the existing sources of liquidity described above, our current cash, cash equivalents and marketable securities will be sufficient to meet our needs for cash for at least the next 12 months. However, our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services.

        We believe that this and other disclosures in the 2005 Form 20-F satisfied the requirements of Item 5.B.1.(a).

        Item 5.B.1(b)

        Item 5.B.1(b) requires “an evaluation of the sources and amounts of the company’s cash flows.” We included a lengthy discussion of the ways in which we used and generated cash from 2003 to 2005. We discussed, in particular, cash used in the purchase of financial assets and cash generated from the proceeds from sale of marketable securities. For example, on page 46, we disclosed the following:

        We have funded our operations primarily through private and public sales of our equity securities, banks credit, research and development grants from, among others, the Commission of the European Union and the OCS, and through cash generated from our operations. As of December 31, 2005, we had cash, cash equivalents, long term investments and other financial investments net of $44.9 million. Our operating activities used cash of $2.6 million in 2005 yield cash of $2.5 million in 2004, and in 2003 used $96,000. Cash used by operating activities in 2003 was primarily the result of our net income for the period, as adjusted for impairment of long-term investment, depreciation and amortization, other expenses, decrease in inventories, offset by gain on sale of available-for-sale marketable securities, a decrease in trade payables, accrued interest and amortization of premium and discount on available-for-sale marketable securities. Cash provided by operating activities in 2004 was primarily the result of our net loss for the period, as adjusted for impairment of other assets and impairment of goodwill, depreciation and amortization, in process research and development write off, a significant increase in trade payables, accrued expenses and other liabilities, partially offset by gain from sale of available-for-sale marketable securities and a significant increase in inventories. Cash used by operating activities in 2005 was primarily the result of our net loss for the period, as adjusted for accrued interest on available-for-sale marketable securities, depreciation and amortization, partially offset by gain from sale of patent rights and a significant increase in inventories a significant decrease in deferred revenues, accrued expenses and other liabilities.

U.S. Securities and Exchange Commission
February 28, 2007

        We believe that this and other disclosures in the Form 20-F satisfied the requirements of Item 5.B.1.(b).

        Item 5.B.2

        Item 5.B.2 requires that we disclose “the type of financial instruments used, the maturity profile of debt, currency and interest rate structure.” According to this item, “[t]he discussion should also include funding and treasury policies and objectives in terms of the manner in which treasury activities are controlled….” We complied with this requirement by including a lengthy description of our investment policy on page 47 of the Form 20-F. The investment policy is a thorough summary of the kinds of investments we held and the kinds of investments we may hold in the future; it addresses the “type of financial instruments used, the maturity profile of debt, currency and interest rate structure” with respect to our investments. The investment policy also summarizes “funding and treasury policies and objectives in terms of the manner in which treasury activities are controlled,” since it is the primary mechanism by which our board of directors controls our investment in securities. We also described the nature and interest rate structure of particular investment securities that we held in more detail in other parts of the Form 20-F. See, for example, our responses to Item 5A (in the section headed “Financial Income (Expenses), Net”), Item 3D (in the section headed “We manage our available cash through various investments the market value of which is subject to fluctuations”) and Item 11 of the 2005 Form 20-F.

        Comment No. 2.

        We have read your response to previous comments number 1 and note that you agreed to “continue” to manufacture the hardware components of the Digital Non-Linear products. Please clarify for us why you believe that this continued manufacturing represents a migration rather than a continuation as defined by footnote 3 of EITF 03-13. In addition, provide us more details of your valuation of the significance of the ongoing cash flows under paragraph 8 of the EITF. Currently , it is unclear how this evaluation was performed or how the amounts you provide in your response relate to the Digital Non-Linear product revenue disclosed at the bottom of page 34 of your form 20-F.

U.S. Securities and Exchange Commission
February 28, 2007

Response to Comment No. 2:

(1)	Continued Manufacturing

        The Company notes the Staff’s request for clarification with respects to our understanding that the continued manufacturing services represent a migration in accordance with EITF 03-13. In accordance with the guidance, and as defined in footnote 2 of EITF 03-13, the term migration means the ongoing entity expects to continue to generate revenues and (or) incur expenses from the sale of similar products or services to specific customers of the disposed component. There is a presumption that if the ongoing entity continues to sell a similar commodity on an active market after the disposal transaction, the revenues and (or) costs would be considered a “migration.” Continuation of activities is defined in footnote 3 of EITF 03-13 as continuation of any revenue-producing or cost-generating activity through active involvement with the disposed component.

        As described in our response to previous comments number 1, we had no significant continuing involvement in the operations of the Digital Non-Linear Editing product line following its disposal during the end of September 2005 (the “Disposal Transaction”) and we were not involved in the design of the products or the design of future manufacturing nor participated in the business decisions process or strategic planning relating to the future operations of the Digital Non-Linear Editing product line. We deemed the continued manufacturing to be a migration rather than a continuation of activities since we have undertaken towards Boris FX to provide Boris FX with manufacturing services of the hardware component of the Digital Non-Linear Editing products. Such manufacturing was carried out by our standard equipment in Israel and did not require us to hold special equipment or bear exceptional operating costs.

(2)	Significance of the Ongoing Cash Flow Following the Disposal

        During the disposal of the Digital Non-Linear Editing product line, we estimated that our sales from such product line will range between $165 thousand and $220 thousand per quarter (i.e. sales of 45-60 boards per quarter) for a period of at least one year following the disposal transaction. This projection was based on the following information and assumptions:

        Our management at the time of the disposal had several verbal conversations with Boris FX and received the impression that the future potential of manufacturing of Digital Non-Linear Editing boards for Boris FX would be between 60-100 boards per quarter for at least the following year. The sale price for each board was determined in the sale agreement to be $3,650 per board. Boris FX had also expressed an intention to invest in the continued development of the software element combined in the Digital Non-Linear Editing product line, thus suggesting its expectations for continued future sales of these products.

        Moreover, one of the Digital Non-Linear Editing product line derivatives was a new board (Media100 HD) which was released at the end of 2004 and was at the beginning of its life cycle. The initial reactions from the market, as evidenced by orders we have received, indicated that this product might be sold in large quantities.

U.S. Securities and Exchange Commission
February 28, 2007

        During the year 2005 and until the Disposal Transaction, our revenues derived from sales of the Digital Non-Linear Editing products to end-customer amounted to $2,734 thousand, out of which $420 thousand represent sales of our Digital Non-Linear Editing products during the third quarter of 2005 and prior to the Disposal Transaction. Based on this level of revenues (which is based on sale prices to end-customers), our expectations were that Boris FX would be able to maintain a reasonable level of sales, at least similar to our level of sales during the third quarter of 2005. Revenues derived from the manufacturing services we provided Boris FX following the date of the Disposal Transaction and through December 31, 2005, amounted to approximately $311 thousand (out of which approximately $172 thousand were derived at the end of the third quarter of 2006 following the date of the Disposal Transaction).

        Along with the Digital Non-Linear Editing product line, Boris FX also received a customer base which at the time represented a potential for future sales.

        Based on the above information, we believed and estimated at the end of 2005 that our projection to manufacture 45 to 55 boards (having a price per unit $3,650), per quarter which represent total revenues of between $165 thousand to $200 thousand per quarter, for the following year was reasonable at that time. This is without taking into account any potential upside from the royalties on the revenues. Therefore, we have determined that as of the disposal date, the cash flows of the Digital Non-Linear Editing product line should not be eliminated from the ongoing operations of the Company.

        In addition, as described in our response to previous comments number 1, our forecast regarding the future revenues to be derived from manufacturing services we were to provide Boris FX was based on our estimations and analysis that during the third quarter of 2005 (the quarter in which the disposal transaction took place), revenues generated from such product line amounted to approximately $420 thousand and related manufacturing costs amounted to approximately $309 thousand. Thus, and based on our estimation as indicated above, any anticipated cash flows expected in the quarters following the disposal transaction would have been deemed significant comparing to the total revenues during the fourth quarter of 2005 which were $3.9 million.

        Therefore, based on the above analysis and in accordance with SFAS 144, we have concluded at the end of fiscal year of 2005 that, the operations of the Digital Non-Linear Editing product line should not be presented as a discontinued operation.

(3)	Reassessment of Our Determination with Respect to the Presentation of the Digital Non-Linear Editing Product Line

        At the end of the fiscal year of 2006, based on recent assessments in accordance with SFAS 144 and EITF 03-13, we have determined that the Digital Non-Linear Editing product line operation should be presented as discontinued operations. Comparable results for 2005 have been adjusted accordingly. This determination was based on the following data and circumstances in accordance with the guidance of paragraph 13 of EITF 03-13.

U.S. Securities and Exchange Commission
February 28, 2007

        When we sold the Digital Non-Linear Editing product line to Boris FX and assessed our revenue forecast, we believed that the revenues that would derive from the Digital Non-Linear Editing will be affected, among other things, by two main factors. The first was Apple’s announcement on its migration to the new Intel platform to be completed gradually and totally by the end of 2007. The second factor was Apple’s announcement regarding the change of its hardware design to fit PCI-E boards. The Digital Non-Linear Editing product line was designed to work with the Apple computers based on the Motorola platform (and not Intel platform) and was not fit to work within PCI-E hardware design. Apple’s announcements were supposed to take effect only after a year from the time of their announcement. During the first half of 2006, we were still under the impression that such market and technology changes will allow a window of over a year to continue with the existing hardware design and that these changes would have little effect on the customers of the Digital Non-Linear Editing product line. To the best of our knowledge, Apple’s announcements impacted the markets earlier than expected which resulted in less demand for the Media 100 HD product.

        In light of the above, among other things, our assumptions and expectations regarding the Digital Non-Linear Editing sales for 2006 did not realize and the amount of sales related to the Digital Non-Linear Editing product line were insignificant. Following a verbal and email communications between our management and Boris FX towards the end of 2006, we realized that Boris FX is not willing to commit to any future orders of the Digital Non-Linear Editing product line. Also, our commitment to keep the manufacturing services and capabilities for Boris FX remains in effect only until September 2007, and as for the beginning of 2007 we have no open orders from Boris FX.

        Comment No. 3.

        We note from your response to prior comment number 5 that your investment securities, none of which are U.S. Government obligations, accounted for approximately 75% of your total assets as of December 31, 2005. In view of this, please provide us with a comprehensive analysis as to why you believe you are not subject to the Investment Company Act of 1940.

Response to Question 3:

        Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “1940 Act”) defines “investment company” to include any issuer that “[i]s engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” Section 3(b)(1) provides, however, that an issuer is not an investment company, notwithstanding § 3(a)(1)(C), if the issuer is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.”1 A company that may rely on § 3(b)(1) is not an investment company, regardless of whether it fails the asset test of § 3(a)(1)(C).2 The Commission clarified the meaning of § 3(b)(1) in In re Tonopah Mining Company of Nevada,3 by establishing a five-factor test that examines, among other things, the nature of an issuer’s assets and the sources of its income.

1 Section 3(b)(2) says an issuer is not an investment company if “the Commission, upon application by such issuer, finds and by order declares [it] to be primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses.” Because § 3(b)(2) requires issuers to make the same showing as § 3(b)(1), orders issued pursuant to § 3(b)(2) also demonstrate the Commission’s understanding and interpretation of § 3(b)(1). See Certain Research and Development Companies, Release No. IC-26077, at I.A (June 16, 2003).

2 Section 3(a)(1)(A) of the 1940 Act alternatively defines an “investment company” as an issuer that “is, holds itself out as, or proposes to be engaged primarily in the business of investing, reinvesting, or trading in securities.” (Emphasis supplied). We are not an investment company under § 3(a)(1)(A) for the same reasons that we may rely on § 3(b)(1), which requires us to demonstrate that our primary business is not investing in securities.

3 In re Tonopah Mining Company of Nevada, 26 S.E.C. 426 (1947).

U.S. Securities and Exchange Commission
February 28, 2007

        We respectfully submit that, as of December 31, 2005 and December 31, 2006, we were not an investment company, irrespective of the asset test in § 3(a)(1)(C), because we were “primarily engaged…in a business…other than that of investing, reinvesting, owning, holding, or trading in securities” within the meaning of § 3(b)(1) and the Tonopah Mining Co. test.

        Our Business and Capital Needs

        Our primary business is to provide high-quality equipment for professional video applications in the broadband IPTV, broadcast, government, enterprise and post-production markets. We hold a substantial amount of liquid capital for reasons related to this business. The technology in our industry changes constantly and rapidly, requiring us to be capable of rapidly making significant investments in research and development. We also must be capable of rapidly making strategic acquisitions of technology, assets or businesses to enhance our existing operations. We anticipate using our capital to make acquisitions similar to our acquisition in 2000 of Viewgraphics Incorporated, a provider of hardware and software products for digital video and streaming infrastructure, and our acquisition in 2004 of certain digital non-linear editing products from Media 100 Inc. Additionally, we plan to use our capital for building a global marketing and sales infrastructure to market our expanding and improving product lines.

        The table below summarizes our investment securities holdings.

U.S. Securities and Exchange Commission
February 28, 2007

Investment Securities to Total Assets
(U.S. Dollars in Thousands)

	Dec. 31 2005	Dec. 31 2006

Mobixell Equity	700	700
Corporate Bonds	14,520	13,522
Structured Notes	29,724	30,700
Total Assets (excluding cash)	56,427	55,022

Mobixell/Total Assets (excluding cash)	1.24%	1.27%
Bonds/Total Assets (excluding cash)	25.73%	24.58%
Notes/Total Assets (excluding cash)	52.68%	55.80%
Securities/Total Assets (excluding cash)	79.65%	81.64%

        As of December 31, 2005 and December 31, 2006, our investments consisted almost entirely of corporate bonds and structured notes. The corporate bonds bore fixed interest rates and were marketable and could easily be sold to raise cash. Almost all of the structured notes were issued by leading global financial institutions and carried extraordinarily high credit ratings. They were marketable and could easily be sold to raise cash. Almost all of the structured notes bore interest at an agreed rate for each day on which the relevant 6-month LIBOR rate was below an agreed fixed rate. The maturities of the bonds and structured notes varied, but as of December 31, 2006, all of the bonds and structured notes matured between 2007 and 2015. We also held a small equity position in Mobixell Network, Inc., a company that designs, develops and markets solutions for mobile rich media adaptation, optimization and delivery.4

        We chose to invest our capital in the structured notes and corporate bonds, rather than in cash or government securities, because the structured notes and bonds offered better returns than government securities and cash, without putting the invested capital at significant risk or making it significantly less liquid than government securities or cash.

Tonopah Mining Co.

        The Commission’s decision in Tonopah Mining Co. established five factors for determining whether an issuer may rely on § 3(b)(1).5 Tonopah Mining Co. structured these five factors as a set of “relevant considerations,” rather than as a set of requirements, each of which must be satisfied.6 We therefore do not need to meet squarely every one of these requirements, so long as the sum total of the analysis favors us. The sum total of the Tonopah Mining Co. analysis indicates that we were not an investment company based on our holdings at the end of 2005 and 2006.

4 We have also held a debt position convertible at our option into equity in V.Box Communication, Ltd. since 2001. At the end of 2005 and 2006, we valued this investment at $0.

5 26 S.E.C. 426 (1947).

6 Id., at 427.

U.S. Securities and Exchange Commission
February 28, 2007

        The first factor is our historical development. From our founding in 1990, we continuously have been involved in the high-quality media equipment business. We market our products through a combined sales and marketing team and sell them by way of direct sales and through independent distributors, system integrators and resellers.

        The second factor is our representations of policy. We hold ourselves out as being engaged in the professional media equipment business, and not in the business of investing, reinvesting or trading in securities. The “Business Overview” discussion in Item 4B of our 2005 Form 20-F is representative of the way we hold ourselves out to the public. Our response to Item 4B said in the first line that our “business is to provide high quality equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets.” No part of the Business Overview portion of the 2005 20-F discussed our investments.

        The third factor is the activities of our officers and directors. Our investments are managed by our investment committee. Our investment committee is comprised of Tom Wyler, our Chief Executive Officer and Executive Chairman, and Chaim Labensky, an independent director. Mr. Wyler and Mr. Labensky spend a negligible amount of time on the management of our investments. In addition to serving on the investment committee, Mr. Labensky also serves on our audit committee and our compensation committee.

        The fourth factor considers the nature of the company’s present assets. This factor does not require that a company hold less than 40 percent of its assets in investment securities, since § 3(b)(1) and the Tonopah Mining Co. test were developed precisely in order to deal with issuers whose holdings exceed this threshold. In Tonopah Mining Co., the issuer was found to be an investment company with 94 percent of its total assets in investment securities.7 At the end of 2005 and 2006, we held only 79.65 percent and 81.64 percent, respectively, of our assets in investment securities. The Commission has granted orders to other research and development companies relying on the Tonopah Mining Co. analysis that held similar portions of their assets in investment securities.8 The conservative nature of our investments at the end of 2005 and 2006 favors us with regard to this factor. As described above, almost all of our investments at the end of 2005 and 2006 were in corporate debt and low-risk notes and were designed to preserve capital for use in our primary business. The Tonopah Mining Company, in contrast, held investments in “public utility, railroad, aviation, banking, insurance, foreign government, and miscellaneous industrial securities.” Our investments were more similar to those held by issuers that have successfully relied on the Tonopah Mining Co. analysis and that have argued that the conservative nature of their investments favors them with regard to this fourth factor.9

7 26 S.E.C. at 430.

8 See, e.g., Quadra Logic Technologies, Inc., Release No. IC – 17383 (March 16, 1990) (notice) and Release No. IC – 17418 (April 10, 1990) (order) (investment securities equal to 76.6 percent of total assets, excluding cash); Electro Sensors, Inc., Response to SEC Comment Letter, at 6 (May 27, 2005) (investment securities equal to approximately 76.5 percent of total assets, excluding cash).

9 See, e.g., Applied Materials, Inc., Release No. IC – 27064 (Sept. 13, 2005) (notice) (hereinafter, “Applied Materials Notice”) and Release No. IC – 27114 (order); Corvis Corporation, Release No. IC – 25774 (Oct. 21, 2002) (notice) (hereinafter “Corvis Corporation Notice”) and Release No. IC – 25804 (Nov. 18, 2002) (order); Hutchinson Technology Incorporated, Release No. IC – 27215 (Jan. 25, 2006) (notice) (hereinafter “Hutchinson Technology Notice”) and Release No. IC – 27228 (Feb. 22, 2006) (order). The Commission has allowed at least one issuer with variable rate securities to rely on the Tonopah Mining Co. test. Image Sensing Systems, Response to SEC Comment Letter, at 4 (July 20, 2005) (describing the company’s “auction rate” securities). Besides the notes and bonds discussed here, at the end of 2005 and 2006 we also held equity or convertible debt investments in Mobixell Network, Inc. and V.Box Communication, Ltd. See supra note 4 and accompanying text.

U.S. Securities and Exchange Commission
February 28, 2007

        The fifth factor analyzes the sources of the company’s income. Because we had net losses in 2005 and 2006, revenue is a more useful metric than net income.10 Revenue from investments made up 7.07 and 7.82 percent of our total revenue in 2005 and 2006, respectively. Further, the Commission has granted relief to other research and development companies relying on the Tonopah Mining Co. analysis where such companies obtained as much as 44 percent of their revenues from investments.11 Since the overwhelming majority of our revenue came from operations, this fifth factor strongly favors us.

        If you have any questions or require additional information, please contact the undersigned at 972-9-9709200.

Very truly yours, Danny Lustiger, Chief Financial Officer Optibase Ltd.

10 Other research and development companies relying on the Tonopah Mining Co. analysis and experiencing net losses have used total revenues rather than net income as a benchmark. See, e.g., Applied Materials Notice, supra note 9, at 6.e; Corvis Corporation Notice, supra note 9, at 6.e.

11 See Corvis Corporation Notice, supra note 9, at 6.e (14.9 percent of revenues from investments); Vestar, Inc., Release No. IC – 16407 (May 19, 1988) (notice) and Release No. IC – 16433 (June 13, 1988) (order) (44 percent of revenues from investments).